November 25, 2009

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Registration Statement on Form S-3 filed on October 2, 2009

File No. 333-162298

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 29, 2009 (the “Letter”) relating to the above-captioned registration statement. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 2

1.	Please tell us how you considered Item 11(b) of Form S-3 in determining whether you should include, or incorporate by reference, restated audited financial statements for the periods included in your Form 10-K for the year ended December 31, 2008 reflecting the retrospective application of SFAS 160. Any materiality assessment should cover each period included in the Form 10-K.

We will revise the consolidated financial statements to reflect the retrospective application of SFAS 160 via a Form 8-K filing. We will amend the Form S-3 to incorporate that Form 8-K by reference.

Selling Stockholders, page 12

2.	You state in the third paragraph that, “The inclusion of shares in the table does not constitute an admission of beneficial ownership of all such shares for the stockholders named below.” The beneficial owners of all the shares shown in the table should be identified as required by Item 403 of Regulations S0K and Item 13d-3 of the Exchange Act. Accordingly the statement should be revised or deleted. You may use footnote disclosure to identify the person(s) who exercises sole or shared voting and/or investment power over the shares shown in the table. Please refer to Instructions 2 to Item 403.

Our amendment to the Form S-3 will not include the quoted statement.

3.	Describe the transaction in which the selling stockholders acquired the 1,000,000 shares of common stock that are being registered for resale pursuant to this prospectus.

The first paragraph of the Selling Stockholders section of the Form S-3 will include the following description:

“In connection with earn-out provisions of the merger agreement with Arpeggio, 1,000,000 shares, which are being registered under the Act pursuant to the Registration Statement of which this Prospectus forms a part, were issued in the second quarter of 2009 to the selling stockholders identified in the table which appears below.”

Annual Report on Form 10-K for the Period Ended December 31, 2008, as amended

Item 11.	Executive Compensation

Employment Agreements, page 17 of Form 10-K/A

4.	In future filings, disclose the material terms of any employment agreements with named executive officers, including provisions for base salary or other compensation. Any differences in the base salary or other compensation amounts as set in the employment agreements and the amount paid as disclosed in the Summary Compensation Table on page 11 should be explained in a footnote to the table or in CD&A.

We note the Staff’s comment and will disclose in future filings the material terms of employment agreements with named executive officers.

5.	In future filings, please disclose the amount payable to executives under their employment agreements in the event of Hill’s termination of such executive’s employment without cause (as defined).

We note the Staff’s comment and will disclose in future filings the amounts payable to executives under their employment agreements in the event of Hill’s termination of such executive’s employment without cause (as defined).

Compensation Discussion and Analysis

Base Salary, page 19 of Form 10-K/A

6.	For each named executive officer, ensure that you describe how you determined the amount of salary that was paid. We note that you have disclosed the ranges of salary paid to other CEOs and COOs in the comparator group, but you have not discussed salary paid to other named executive officers.

We note the Staff’s comment and, in future Proxy Statements or Forms 10-K, we will include a description of the method used to determine the salary for each named executive officer.

Short-Term Incentive Awards, page 19 of Form 10-K/A

7.	Please provide a detailed analysis of how you determined the amount of bonuses awarded to each of the named executive officers in 2008. Your response should provide a quantitative discussion of how the actual amount was determined and how individual roles and personal performance factored into the bonus amounts you disclose for each executive officer. See Items 402(b)(1)(v), and (vii) of Regulations S-K.

Our compensation philosophy is that we should provide for our executive officers a compensation program that is competitive with the companies we consider as our peers. The Compensation Committee enlisted the services of a compensation consultant in order to ensure that our executive officers are paid consistent with our compensation philosophy. The compensation committee has not relied in the past on the use of mathematical formulas in considering compensation for executive officers. The Compensation Committee has historically made qualitative assessments of the contributions made by each executive officer toward the Company’s achievement of its overall business and financial performance in determining salary, short-term incentive awards and long-term stock-based incentive awards.

We note the Staff’s comment and, in future filings, will provide a detailed analysis.

Other Compensation, page 19 of Form 10-K/A

8.	The purpose(s) of the $150,000 paid in 2008 to the Chairman and Chief Executive Officer to cover business related expenses should be discussed in greater detail in a footnote to the Summary Compensation Table on page 11.

The Chairman and Chief Executive Officer’s expenses in previous years amounted to approximately $150,000. Therefore, the Compensation Committee recommended, and the Board approved, a $150,000 payment to cover expected expenses of the Chairman and Chief Executive Officer.

We note the Staff’s comment and will provide greater detail in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 29

9.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please revise your discussion of critical accounting policies in future filings to disclose:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amount, please disclose the following:

o	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

o	Amount of goodwill allocated to the reporting unit;

o	Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions where determined;

o	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

o	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please show us supplementally what your revised disclosures will look like.

We will insert two new sentences after the first sentence which will read as follows:

“We have determined that we have two reporting units, the Project Management unit and the Construction Claims unit. We made that determination based on the similarity of the services provided, the methodologies in delivering our services and the similarity of the client base in each of those units.”

Based on a valuation as of July 1, 2009, the fair values of the Project Management unit and the Construction Claims unit exceed the carrying values by 90.0% and 28.6%. Since the fair values substantially exceed the carrying values, the disclosure suggested by the Staff does not apply to us at this time. In the future, if the situation changes, we will provide appropriate disclosures.

Results of Operations, page 31

10.	You disclose the operating profit of each segment, including corporate operating profit, on page 83 of your financial statement footnotes; however, there is no discussion of these amounts in your MD&A. Please show us how you will revise your MD&A in future filings to discuss the business reasons for changes in the operating profit of each segment (including the corporate operating segment) for each period presented.

We will insert a table similar to that shown below and provide appropriate discussion of each component in our future filings.

	Three months ended September 30,
	2009	% of CFR	2008	% of CFR	Change
Project Management	$8,165	9.4%	$9,238	10.6	$(1,073)	(11.6)%
Equity in earnings of affiliates	3,931	4.5	1,563	1.8	2,368	51.5

Total Project Management	12,096	13.9	10,801	12.4	1,295	12.0
Construction Claims	1,780	2.1	2,517	2.9	(737)	(29.3)
Corporate	(5,708)	(6.6)	(6,072)	(7.0)	364	6.0

Total	$8,168	9.4%	$7,246	8.3%	$922	12.7%

Consolidated Financial Statements

Consolidated Statements of Earnings, page 47

11.	It appears from your disclosure on page 67 that you may not include an allocation of depreciation or amortization expense to cost of services. If you do not include depreciation or amortization in your cost of services, please revise your future filings so that your description of costs of services on the face of your statement of earnings and elsewhere throughout the filing reads somewhat as follows: “Cost of services (exclusive of depreciation and amortization shown separately below).” Please also remove any references in your future filings to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of services. See SAB Topic 11:B. Please show us supplementally what your revised disclosures will look like.

The Staff is correct that we do not include any depreciation and amortization in cost of services. We provide fee-based project management and construction claims consulting services. As a provider of professional services, we are not capital intensive. Total property, plant and equipment at December 31, 2008 and 2007 and December 30, 2006 represented only 4.6%, 3.1% and 4.6%, respectively, of our total assets. Depreciation and amortization expense, which primarily relates to assets utilized in administrative offices, amounted to $3,222,000, $2,397,000 and $1,505,000, respectively, for each of the three years in the period ended December 31, 2008. If depreciation and amortization expense was fully attributable to cost of services, which is clearly not the case, these amounts represent only 2.1%, 2.5% and 2.6% of gross profit for each of those years, respectively. We are aware of SAB Topic 11:B, but we believe that, even in the aggregate, these amounts are clearly not significant and that we should retain the gross profit and gross profit margin captions as these have been, and continue to be, critical measures for analysts and investors.

Note 2 – Summary of Significant Accounting Policies, page 51

12.	In future filings, please revise your accounting policy discussion for long-lived assets to more clearly explain what contract rights represent. Please show us supplementally what your revised disclosures will look like.

We will insert the following language in our future filings:

“Contract rights represent contracts in progress and backlog of an acquired entity.”

13.	On page 59, you state that no profit is recognized on claims until final settlement occurs. Please also revise your future filing disclosures to indicate when you recognize profit on unapproved change orders. Please show us supplementally what your revised disclosures will look like.

We note the Staff’s comment and will incorporate the following disclosure in future filings:

“Unapproved change orders are evaluated as claims.”

We will insert this disclosure in future filings as the penultimate sentence of paragraph 2 under Change Orders and Claims (please refer to page 59 of our 2008 annual report on Form 10-K).

Note 9 – Notes Payable, page 69

14.	Please tell us and revise your discussion of notes payable in future filings to clearly indicate if you were in compliance with all of your debt covenants as of December 31, 2008. For any material debt covenants, please consider revising your future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us supplementally what your revised disclosures will look like.

We have incorporated the Staff’s comment regarding loan covenant compliance in our report on Form 10-Q for the quarterly period ended September 30, 2009 which was filed with the Commission on November 6, 2009. Please refer to the last sentence of paragraph 2 on page 11 of that filing which indicates that we were in compliance with all of our loan covenants.

We will include the following or similar disclosure in our future filings:

“The Credit Agreement contains covenants and certain restrictions on the incurrence of debt, on the making of investments, on the payment of dividends, on transactions with affiliates and other affirmative and negative covenants and events of default customary for facilities of its type. It also requires the Company to meet certain financial tests at any time that borrowings are outstanding under the facility including minimum consolidated net worth of $100,000,000 plus 50% of net income for each quarter after June 30, 2009, consolidated leverage ratio not to exceed 2.50 to 1.00, a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a minimum ratio of consolidated billed and unbilled accounts receivable to consolidated senior indebtedness of 2.00 to 1.00. At September 30, 2009, the Company was in compliance with all of the loan covenants.”

Note 20 – Business Segment Information, page 81

15.	You disclose consulting fee revenue, total revenue as well as property, plant and equipment by geographic region. Please show us how you will revise your future filings to also disclose revenues and long-lived assets attributed to your country of domicile and attributed to all foreign countries in total. Please refer to paragraph 38 of SFAS 131.

We have included in the “Americas” caption certain amounts related to our operations in Canada and Mexico. For the three years in the period ended December 31, 2008, these amounts aggregated 6.0%, 6.4% and 3.2% of the total presented for Americas consulting fee revenue; 4.1%, 4.6% and 2.3% of the total for Americas total revenue; and 1.0% and 1.3% of the total for Americas property, plant and equipment. We are aware of the disclosure requirements of paragraph 38 of SFAS 131, however, because these amounts are so small and are trending downward, we incorporated them into the “Americas” caption. In future filings, we will add a table that discloses U.S. and non-U.S. figures for such information. The tables will be inserted below each of the relevant geographic tables. For instance, the following table will be inserted below the Consulting Fee Revenue by Geographic Region table.

	2008		2007		2006
U.S.	$74,485	22.3%	$65,796	32.4%	$50,178	38.6%
Non-U.S.	259,397	77.7	137,322	67.6	79,809	61.4

Total	$333,882	100.0%	$203,118	100.0%	$129,987	100.0%

Signatures, page 94

16.	In future filings, please ensure that you identify the signature of the company’s controller or principal accounting officer, as well as its principal executive officer and principal financial officer.

We have incorporated the Staff’s comment in our report on Form 10-Q for the quarterly period ended September 30, 2009 which was filed with the Commission on November 6, 2009. Please refer to the signatures on page 39 of that report.

Exhibits 31.1 and 31.2

17.	Please amend your Form 10-K for the period ended December 31, 2008 as well as your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 so that the introductory portion of bullet point 4 of your management certifications includes the reference to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting, as well as paragraph 4(b). Your amended management certifications should conform to the wording provided in Item 601(B)(31) of Regulation S-K. When you amend your filing, please be sure to include currently dated management certifications, which refer to the Form 10-K/A or 10-Q/A as appropriate. Please refer to Section 246.13 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtm1#regs-k.

We have incorporated the Staff’s comments in Exhibits 31.1 and 31.2 of our Form 10-Q for the quarterly period ended September 30, 2009 which was filed with the Commission on November 6, 2009. We will file amended Forms 10-K/A and 10-Q/A for the periods cited above.

Form 10-Q for the Period Ended June 30, 2009

General

18.	Please address the above comments in your interim filings as well.

We note the Staff’s comment and, to the extent noted, have addressed the above comments in our Form 10-Q for the quarterly period ended September 30, 2009 which was filed with the Commission on November 6, 2009.

Unaudited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 5

19.	Please show us how you will revise your cash flow statement in future filings so that the reconciliation to cash flow provided by operating activities begins with consolidated net earnings instead of earnings applicable to Hill International, Inc.

We have incorporated the Staff’s comment in our report on Form 10-Q for the quarterly period ended September 30, 2009 which was filed with the Commission on November 6, 2009. Please refer to our consolidated statement of cash flows on page 5 of that report.

Note 3 – Comprehensive Earnings, page 7

20.	It appears that your table on page 7 presents only the comprehensive earnings applicable to Hill International, Inc. Please show us how you will revise your future filings to also disclose total comprehensive income and comprehensive income attributable to the non-controlling interests. Please refer to paragraph 38(a) and A5 of ARB 51, as amended by SFAS 160. Please also show us how you will revise your future filings to provide the disclosures required by paragraph 38 (c) and A6 of ARB 51, as amended by SFAS 160.

At December 31, 2008 and September 30, 2009, non-controlling interests amounted to $3,510,000 and $3,999,000, respectively, or 2.5% and 2.7%, respectively, of total equity at those dates. We chose to not provide the information due to the immateriality of the amounts in question. However, in future filings, we will provide the information similar to that presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2009	2008	2009	2008
Consolidated net income	$6,021	$5,385	$15,590	$16,644
Other comprehensive income, net of taxes:
Foreign currency translation adjustment	17	(6,810)	1,549	(5,344)
Other	(196)	—	213	—

Comprehensive income	5,842	(1,425)	17,352	11,300
Comprehensive income attributable to noncontrolling interests	190	(147)	489	570

Comprehensive income attributable to Hill	$5,652	$(1,278)	$16,863	$10,730

* * * * * * *

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III Senior Vice President and Chief Financial Officer